SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                           LNR PROPERTY CORPORATION
-------------------------------------------------------------------------------
                               (Name of issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of class of securities)


                               501940100
-------------------------------------------------------------------------------
                                (CUSIP number)


        STUART MILLER, 700 NORTHWEST 107TH AVENUE, MIAMI, FLORIDA 33172
-------------------------------------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                               OCTOBER 31, 1997
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box
<square>.


           NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.


                            (Continued on following pages)

                                   (Page 1 of 8 Pages)

NH1544.1

CUSIP NO. 501940100                     13D                  PAGE 2 OF 8 PAGES



           1           NAME OF REPORTING PERSONS
                       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                                    L.M. GRAT
           2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (a)
<square>

                                                                                                       (b)
<checked-box>
           3           SEC USE ONLY

           4           SOURCE OF FUNDS*
                              00
           5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
<square>

           6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Florida

    NUMBER OF SHARES              7         SOLE VOTING POWER
  BENEFICIALLY OWNED BY                            0
  EACH REPORTING PERSON
          WITH
                                  8         SHARED VOTING POWER
                                                   0
                                  9         SOLE DISPOSITIVE POWER
                                                   0
                                 10         SHARED DISPOSITIVE POWER
                                                   0

          11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       5,225,000 shares
          12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
<checked-box>
          13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       14.49%
          14           TYPE OF REPORTING PERSON*
                              00

                                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 501940100                     13D              PAGE 3 OF 8 PAGES




ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock of LNR Property Corporation ("Common Stock"). The executive offices of LNR Property Corporation ("LNR") are located at 760 Northwest 107th Avenue, Miami, Florida 33172.

ITEM 2.   IDENTITY AND BACKGROUND.

     The person filing this Statement is L.M. GRAT (the "Trust"), a grantor retained annuity trust. The Trust is not engaged in a business. The Trust's principal offices are located at 1221 Brickell Avenue, 21st Floor, Miami, Florida 33131.

     The Trust has not been convicted in a criminal proceeding in the last five years.

     The Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws during the last five years.

Stuart Miller

     Stuart Miller, a trustee of the Trust, is an individual whose business address is 700 Northwest 107th Avenue, Miami, Florida 33172. His principal occupation is as President and Chief Executive Officer of Lennar Corporation at 700 Northwest 107th Avenue, Miami, Florida 33172.

     Stuart Miller has not been convicted in a criminal proceeding in the last five years.

     Stuart Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Stuart Miller is a U.S. citizen.

CUSIP NO. 501940100                     13D              PAGE 4 OF 8 PAGES


Leslie M. Saiontz

     Leslie M. Saiontz, a trustee of the Trust, is an individual whose business address is 8888 Howard Drive, Miami, Florida 33176. Her principal occupation is as a retail store owner at 8888 Howard Drive, Miami, Florida 33176.

     Leslie M. Saiontz has not been convicted in a criminal proceeding in the last five years.

     Leslie M. Saiontz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it being subject to a judgment, decree or final order enjoining future violations of, or which prohibited or mandated activities subject to, Federal or state securities laws or found any violation with respect to such laws during the last five years.

     Leslie M. Saiontz is a U.S. citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Trust
     The Partnership received 5,500,000 shares of Common Stock, which it later exchanged for 5,500,000 shares of Class B Common Stock of LNR ("Class B Common Stock"), in a distribution of all the Common Stock of LNR (the "Spin-Off") by Lennar Corporation ("Lennar") pursuant to a Separation and Distribution Agreement dated June 10, 1997 between Lennar and LNR (the "Spin-Off Agreement").

Stuart Miller
     Stuart Miller is a trustee of the  Trust.

Leslie M. Saiontz
     Leslie M. Saiontz is a trustee of the Trust.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Partnership received 5,500,000 shares of Common Stock as a result of the Spin-Off. Neither the Partnership nor the Trust made an individual investment decision with regard to the Spin-Off. The Partnership exchanged Common Stock for Class B Stock in order to give Leonard Miller voting control of LNR.

     The acquisition of the Shares of Class B Common Stock by the Partnership will not:

     a) result in the acquisition by any person of additional securities of LNR, or the disposition of securities of LNR.

CUSIP NO. 501940100                     13D              PAGE 5 OF 8 PAGES



     b) result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving LNR or any of its subsidiaries.

     c) result in the sale or transfer of a material amount of assets of LNR or of any of its subsidiaries.

     d) result in any change in the present board of directors or management of LNR, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     e) result in any material change in the present capitalization or dividend policy of LNR.

     f) result in any other material change in LNR's business or corporate structure.

     g) result in changes in LNR's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of LNR by any person.

     h) result in causing a class of securities of LNR to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

     i) result in a class of equity securities of LNR becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.

     j)   result in any action similar to those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

     a)   Because  of  the  Trust's  ownership  of  a  limited  partnership interest in the Partnership, the Trust may be deemed to have an indirect interest in 95% of the 5,500,000 shares of Common Stock issuable upon conversion of the Class B Common Stock held by the Partnership. Therefore, the Trust may be deemed to have an indirect interest in 5,225,000 shares of Common Stock, which would be equal to 14.49% of the Common Stock.

     Stuart Miller disclaims beneficial ownership of any of the shares held by the Partnership.

     Leslie M. Saiontz disclaims beneficial ownership of any of the shares held by the Partnership.

CUSIP NO. 501940100                     13D              PAGE 6 OF 8 PAGES


     b) The Trust has no power, as a limited partner of the Partnership, to vote any of the shares of Class B Common Stock held by the Partnership or to cause the Partnership to dispose of any of those shares.

     Stuart Miller has no power to vote any of the shares of Class B Common Stock held by the Partnership or to cause the Partnership to dispose of any of those shares.

     Leslie M. Saiontz has no power to vote any of the shares of Class B Common Stock held by the Partnership or to cause the Partnership to dispose of any of those shares.

     c)   On   June   10,  1997,  Lennar  entered  into  a  Separation   and
     Distribution Agreement with LNR providing for the spin-off of LNR through the distribution of all its Common Stock to holders of Lennar Common Stock and Lennar Class B Common Stock. On October 31, 1997, the Spin-Off was completed. Pursuant to the Spin-Off Agreement, all holders of Lennar Common Stock and Lennar Class B Common Stock on September 2, 1997 received one share of Common Stock for each share of Lennar Common Stock or Lennar Class B Common Stock they held at that date, with the option to exchange any shares of Common Stock for shares of Class B Common Stock. The Partnership received 5,500,000 shares of Common Stock as a result of the Spin-Off, and it elected to exchange those shares for 5,500,000 shares of Class B Common Stock.

     d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities.

     e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Trust is governed by a trust agreement among Leonard Miller, as settlor, and Mr. Miller's son, Stuart Miller, and daughter, Leslie M. Saiontz, as trustees. Mr. Miller, as settlor, transferred to the Trust the principal limited partnership interest in the Partnership. The trust agreement provides that during the three year term of the Trust, Mr. Miller is to receive annually an amount equal to 39.244% of the fair market value of the Trust assets at the time they were contributed to the Trust. The distribution is to be made out of the Trust's income, and to the extent income is insufficient, out of the Trust's principal. Although the Trust is irrevocable, Mr. Miller has the right to substitute other assets for the limited partnership interest. There are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 regarding the LNR securities.

CUSIP NO. 501940100                     13D              PAGE 7 OF 8 PAGES


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

CUSIP NO. 501940100                     13D              PAGE 8 OF 8 PAGES




                             SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.




                                                     NOVEMBER 10, 1997
                                       ----------------------------------------
                                                            (Date)




                                                  /s/ STUART MILLER
                                       ----------------------------------------
                                       Stuart Miller, as Trustee of L.M. GRAT